UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

                           SCHEDULE 13D

             UNDER THE SECURITIES EXCHANGE ACT OF 1934

             Alpine Air Express, Inc. (Name of Issuer)

             COMMON STOCK, PAR VALUE $.001 PER SHARE.
                  (Title of Class of Securities)

                     02081R108 (CUSIP Number)

                           S.C.S., Inc.
                     455 East 500 South, #201
                     Salt Lake City, UT 84111
                          (801) 532-1763

                (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         October 27, 2005
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on-Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filingthis schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and fivecopies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, seethe Notes).

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                           SCHEDULE.13D
                       CUSIP NO.: 02081R108
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         1.
         NAME OF REPORTING PERSON S.S. OR I.R.S.
         IDENTIFICATION NO. OF ABOVE PERSON

        Smith Consulting Services, Inc. ("S. C. S."), I. R.S.Identification No. 87-0638510
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   2.
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)
        (b) X
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   3.  SEC USE ONLY


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                         4.SOURCE OF FUNDS
                             Services.
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         5.
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIREDPURSUANT TO ITEMS 2(d) or 2(e)

        None.

        6.
        CITIZENSHIP OR PLACE OF ORGANIZATION The State of
        Utah of the United States of America.
---------------------------------------- ---------------------------------
         7. SOLE VOTING POWER

        1,065,680 (948,578 recently acquired and 108,102 previously owned)

      NUMBER OF
   SHARES               8.  SHARED VOTING
   POWERBENEFICIALLY
      OWNED BY 0
   EACH REPORTING
      PERSON            9.    SOLE DISPOSITIVE
      POWERWITH
                               1,065,680
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                               10. SHARED DISPOSITIVE
                               POWER0

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        11.
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
1, 065, 680
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   12.
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES N/A

    13.
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
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    14.
        TYPE OF REPORTING PERSON
  * The reporting person expressly disclaims (i)the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.


SCHEDULE
13DA-lITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, par value $.001 per share (the "Common Stock"), of Alpine Air Express, Inc., a Delaware corporation (the"Company"). The Company's principal executive offices are located at 1177 Alpine Air Way, Provo, UT 84601.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Schedule is being filed by S.C.S.

   (b) The business address of S.C.S. is 455 East 500 South, Suite 201, Salt Lake City, Utah 84111.

(c) S.C.S. is a stockholder of the Company.

   (d) During the last five years, S.C.S. has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

   (e) During the last five years, S.C.S. was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

 (f) S.C.S. is an entity of the United States of America. ITEM 3.
 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.Services.

ITEM 4. PURPOSE OF TRANSACTION.

    Investment.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

   (a) According to the Company, there were 11,122,000 shares of Common Stock outstanding as of July 31, 2005. S.C.S. is now the beneficial owner of 1,056,680 shares of Common Stock, which represents approximately 8.6% of the outstanding shares of the Company's Common Stock.

(b) S.C.S. has the sole power to direct the vote of the 1,056,680 shares of Common Stock beneficially owned by it and the sole power to direct the disposition of such shares.

   (c) Except as set forth in this Schedule 13D, there have been no sales or purchases with respect to the Company's shares effected during the past sixty days by S.C.S.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

  There are no contracts, arrangements, understandings or relationships(legal or otherwise) among S.C.S. and any other person with respect to any securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS. None; not applicable.

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

/s/ Karl Smith
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S.C.S., Inc.